SKY440, Inc.

300 Spectrum Center Drive, Suite 400

Irvine, CA 92618

July 18, 2019

Sergio Chinos, Staff Attorney

Division of Corporation Finance

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Sky440, Inc. Offering Statement on Form 1-A Post-qualification Amendment No. 1 Filed July 2, 2019 File No. 024-10873

Dear Mr. Chinos:

Kindly be advised that Sky440, Inc. (the "Company")  requests that its Regulation A offering be qualified on Tuesday, July 23, 2019 at 12 Noon.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

Robert P. Atwell

Chief Executive Officer